SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 2, 2007, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 2, 2007, the Company reported that, together with the Torres Renoir, Dique III developer, have decided to substitute the swap agreement for Tower 2 in exchange of the payment of U$S 18.2 million, of which U$S 4.6 million have been cancelled and the rest will be collected by the Company within the next six months. This operation’s profit will be reflected in next trimester’s results.

In view of the steady demand for residential properties in the area of Puerto Madero, during fiscal year 2006, the Company closed swap agreements that allowed it to start the construction of these two exclusive residential buildings of 42 and 51 floors.

As of September 30, 2006, in view of the market’s interest in this project, sales were launched in Tower 1, whose current degree of progress is 81.7%. As of September 30, 2007, 76.4% of the Company’s units had been sold, with four units pending sale.

In connection with Tower 2, as of September 30, 2007, the preliminary building tasks had started, and the degree of work progress was 17.5%.

Accompanied by the boom in developments in the area, this project has particularly great expectations by the market, given its exceptional characteristics.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 6, 2007